UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                COSMOZ.COM, INC.
                         ------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value

                         ------------------------------
                         (Title of Class of Securities)


                                   221469 10 9
                                 --------------
                                 (CUSIP Number)


                           Tupelo Investment Co., Ltd.
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 10, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------
CUSIP NO. 221469 10 9
---------------------

--------------------------------------------------------------------------------
(1)      NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF
         ABOVE PERSON

         Tupelo Investment Co., Ltd.
--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
(3)      SEC USE ONLY


--------------------------------------------------------------------------------

(4)      SOURCE OF FUNDS*

         WC

--------------------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                         [ ]

         NOT APPLICABLE

--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         Turk and Caicos Islands

--------------------------------------------------------------------------------
                           (7)      SOLE VOTING POWER
                                    5,780,303

NUMBER OF                  -----------------------------------------------------
SHARES                     (8)      SHARED VOTING POWER
BENEFICIALLY                        -0-
OWNED BY                   -----------------------------------------------------
EACH                       (9)      SOLE DISPOSITIVE POWER
REPORTING                           5,780,303
PERSON                     -----------------------------------------------------
WITH                       (10)     SHARED DISPOSITIVE POWER
                                    -0-

                           -----------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,780,303

--------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]

         NOT APPLICABLE

--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.98%

--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON*

         PN

--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

Common Stock, $0.001 par value, of Cosmoz.com, Inc.

Cosmoz.com, Inc.
1515 S. El Camino Real, Suite 100
San Mateo, California 94402

ITEM 2. IDENTITY AND BACKGROUND.

(a) Tupelo Investment Co., Ltd.

(b) P.O. Box 107, Oceanic House, Grand Turk, Turk & Caicos Islands.

(c) Venture Capital Funding.

(d) No.

(e) No.

(f) Turk and Caicos Islands.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Prior to May 10, 2000, the Acquisitor was the owner of 2,750,000 shares of Cosmoz.com, Inc.'s common stock.

The aggregate purchase price of the 3,030,303 Shares of Common Stock acquired by Acquisitor is $1,000,000.00. The price per share was $0.33. The source of the funds was Acquisitor's working capital.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the reporting person in acquiring the securities of the issuer is for investment. The reporting person has no plans or proposals which would relate to or result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)      Aggregate Number of Shares Beneficially Owned

         5,780,303 Shares /8.98%

(b)      Sole Power to Vote - 5,780,303
         Shared Power to Vote - -0-
         Sole Dispositive Power - 5,780,303
         Shared Dispositive Power - -0-

(c)      NOT APPLICABLE

(d)      NOT APPLICABLE

(e)      NOT APPLICABLE
----------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

Neither Tupelo nor its officer or directors have contracts w/ respect to the securities

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

The Subscription Agreement with respect to the Securities is hereby attached as Exhibit A.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: May 31, 2000


                                            /s/Grace Pattugalan
                                            ---------------------------
                                            Grace Pattugalan
                                            Authorized Representative

**EXHIBIT A; SUBSCRIPTION AGREEMENT**

COSMOZ.COM, INC.
a Delaware corporation

SUBSCRIPTION AGREEMENT

Cosmoz.com, Inc.
1515 S. El Camino Real
San Mateo, California 94402
Attn: Michael Spadaccini, General Counsel

Gentlemen:

1. Application. The undersigned, intending to be legally bound, hereby subscribes for Three Million, Thirty Thousand, Three Hundred and Three (3,030,303) shares (the "Shares") of the Common Stock of Cosmoz.com, Inc., a Delaware corporation (the "Company") at a purchase price of $0.33 per share, for an aggregate consideration of One Million Dollars ($1,000,000.00). The undersigned understands that this subscription may be accepted or rejected in whole or in part by the Company in its sole discretion and that this subscription is and shall be irrevocable unless the Company for any reason rejects this subscription. This subscription is submitted to you in accordance with and subject to the terms and conditions described in this Subscription Agreement.

2. Wire Transfer of Funds and Payment.

(a) Payment for the Shares shall be made by wire or deposited by certified check into the following account:

Account #101-023282-110/Cosmoz.com. Investment
Citibank, NY

ABA #021-000089

Dean Witter Reynolds

40611172

(b) Payment shall be made as follows: The undersigned shall pay to the Company the sum of $200,000.00 no later than May 30, 2000, and shall make four additional payments of $200,000.00 each to the Company no later than the dates of June 30, 2000, July 30, 2000, August 30, 2000, and September 30, 2000,
respectively, for an aggregate consideration of $1,000.000.00.

3. Representations and Warranties. The undersigned represents and warrants as follows:

(a) No oral representations have been made or oral information furnished to the undersigned in connection with the purchase of the Shares; all documents, records and books pertaining to the investment in the Shares have been made
available  for  inspection  by  the  undersigned,   his  attorney,   accountant,
purchaser, representative and tax advisor, and the undersigned and/or his advisors have had a reasonable opportunity to ask questions of and receive answers from the Company concerning the Shares.

(b) The undersigned is able to bear the economic risks of an investment in the Shares for an indefinite period and at the present time could afford the loss of such investment.

(c) The undersigned understands that an investment in the Shares involves certain risks, including loss of the entire amount of such investment, and has the knowledge and experience in financial and business matters generally such that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. Further, the undersigned has carefully considered and has taken full cognizance of, and understands all of, the risks related to the purchase of the Shares.

(d) The undersigned understands and acknowledges that the Shares have not been registered for sale under the Securities Act of 1933, as amended, and under certain state securities laws in reliance upon exemptions therefrom for non-public offerings, that they may not be sold or transferred unless the sale or transfer is subsequently registered or an exemption from such registration is available, that there will be no public market available to sell or dispose of the Shares, and that the Company shall and must refuse to transfer the Shares if the undersigned's sale is not made in compliance with the provisions of Regulation S and the applicable U.S. federal and state securities laws.

(e) The Shares are being purchased solely for the undersigned's account, for investment purposes only and not with a view to the distribution, assignment or resale thereof and no other person has a direct or indirect beneficial interest in such Shares.

(f) The undersigned, if a corporation, partnership, trust or other entity, is authorized and otherwise duly qualified to purchase and hold the Shares and to enter into this Subscription Agreement, and such entity has not been formed for the specific purpose of acquiring the Shares, unless all of its equity owners qualify as accredited investors under one or more of the standards set forth below.

(g) The undersigned: (i) has a pre-existing business relationship with the Company and (ii) by reason of the undersigned's business or financial experience or the business or financial experience of the undersigned's professional advisors who are unaffiliated with, and who are not compensated by, the Company or any affiliate thereof, directly or indirectly, can be reasonably assumed to have the capacity to protect the undersigned's interests in connection with the investment in the Shares.

(h) The undersigned is a "non-U.S. person" as that term is defined in the Securities Act of 1933 and does not meets the definition of any one of the following


         (i)   Any natural person resident in the United States.

         (ii) Any partnership or corporation organized or incorporated under the laws of the United States;

         (iii) Any  estate  of which any  executor  or  administrator  is a U.S.
               person;

         (iv)  Any trust of which any trustee is a U.S. person;

         (v) Any agency or branch of a foreign entity located in the United States;

         (vi) Any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States; and

         (vii) Any partnership or corporation if: (A) organized or incorporated under the laws of any foreign jurisdiction; and (B) formed by a U.S. person principally for the purpose of investing in securities not registered under the Act, unless it is organized or incorporated, and owned, by accredited investors (as defined in Rule 501(a)) who are not natural persons, estates or trusts.

(i) The undersigned is an "Accredited Investor" as that term is defined under the Act or is a distributor or sales representative of the Company's products or is affiliated with a distributor or sales representative. The undersigned is an investor satisfying any one of the following:

(ii) The undersigned has (along with a spouse) a net worth which exceeds $1,000,000 at the time of the purchase.

(iii) The undersigned has had an individual income in excess of $200,000 in 1998 and 1999 (or joint income with a spouse which exceeds $300,000) and have a reasonable expectation of reaching the same income level (or joint income level) in 2000.

(iv) The undersigned is a bank or savings and loan association acting in its individual or fiduciary capacity, any broker-dealer, any insurance company, investment company, business development company, small business investment company or employee benefit plan (a) if the investment decision is made by a fiduciary which is a bank, savings and loan association, insurance company or registered investment advisor or (b) if the plan has total assets in excess of $500,000,000 or (c) if a self-directed plan, the investment decisions are made solely by persons that are accredited investors;

(j) The undersigned has read and understands this Agreement, understands the contents of each document and has been advised to and has had an opportunity to consult with the undersigned's legal, tax and business advisors.

(k) The undersigned has all requisite power, authority and capacity to acquire and hold the Shares and to execute, deliver and comply with the terms of each of the instruments required to be executed and delivered by the undersigned in connection with subscription for Shares as contemplated by the Agreement, and such execution, delivery and compliance does not conflict with, or constitute a default under any instruments governing the undersigned, any law, regulation or order, or any agreement to which the undersigned is a party or by which the undersigned may be bound.

(l) The undersigned is unaware of and is in no way relying on, any form of general solicitation or general advertising in connection with the sale or offer of the Shares.

(m) The undersigned acknowledges that the certificates representing the shares of Common Stock underlying the Shares shall be stamped or otherwise imprinted with a legend substantially in the following form:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS AND ARE BEING OFFERED AND SOLD ONLY PURSUANT TO OFFERS AND SALES THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT. THESE SECURITIES MAY NOT BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION.

THE HOLDER OF THIS SECURITY BY ITS ACCEPTANCE HEREOF AGREES TO OFFER, SELL OR OTHERWISE TRANSFER THIS SECURITY, PRIOR TO THE DATE WHICH IS TWO (2) YEARS AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE LAST DATE ON WHICH THE COMPANY OR ANY AFFILIATE OF THE COMPANY WAS THE OWNER OF THIS SECURITY (OR ANY PREDECESSOR OF THIS SECURITY), ONLY (A) TO THE COMPANY, (B) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (C) PURSUANT TO OFFERS AND SALES TO NON-U.S. PERSONS THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 904 UNDER THE SECURITIES ACT, OR
(D) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE COMPANY'S RIGHT PRIOR TO ANY OFFER, SALE OR TRANSFER PURSUANT TO CLAUSE (C) OR (D) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATES AND/OR OTHER INFORMATION REASONABLY SATISFACTORY TO THE COMPANY. THE HOLDER OF THIS SECURITY BY ITS ACCEPTANCE HEREOF FURTHER AGREES NOT TO ENGAGE IN HEDGING TRANSACTIONS INVOLVING THESE SECURITIES UNLESS SUCH TRANSACTIONS MEET THE REQUIREMENTS AND COMPLY WITH THE SECURITIES ACT.

4. Indemnification. The undersigned agrees to indemnify and hold harmless, the Company, and its agents, representatives and employees from and against all liability, damage, loss, cost and expense (including reasonable attorneys' fees) which they may incur by reason of the failure of the undersigned to fulfill any of the terms or conditions of this Subscription Agreement, or by reason of any inaccuracy or omission in the information furnished by the undersigned herein or any breach of the representations and warranties made by the undersigned herein, or in any document provided by the undersigned to the Company.

5. Registration Rights. (a) In addition to any other registration rights of the undersigned, if the Shares are not registered for resale at the time the Company proposes to register (including for this purpose a registration effected by the Company for stockholders other than the undersigned) any of its Common Stock under the Act (other than a registration relating solely for the sale of securities to participants in a Company stock plan or a registration on Form S-4 promulgated under the Act or any successor or similar form registering stock issuable upon a reclassification, upon a business combination involving an exchange of securities or upon an exchange offer for securities of the issuer or another entity) (a "Piggyback Registration Statement"), the Company shall cause to be included in such Piggyback Registration Statement ("Piggyback Registration") all of the Shares (the "Registrable Securities") to the extent such inclusion does not violate the registration rights of any other securityholder of the Company granted prior to the date hereof. Nothing herein shall prevent the Company from withdrawing or abandoning the Piggyback Registration Statement prior to its effectiveness.

(b) Limitation on Obligations to Register under a Piggyback Registration. In the case of a Piggyback Registration pursuant to an underwritten public offering by the Company, if the managing underwriter determines and advises in writing that the inclusion in the registration statement of all Registrable Securities proposed to be included would interfere with the successful marketing of the securities proposed to be registered by the Company, then the Company's obligation to include any or all of the Registrable Securities in such Piggyback Registration Statement shall be so limited. If required by the managing underwriter of such an underwritten public offering, the Undersigned shall enter into a reasonable agreement limiting the number of Registrable Securities to be included in such Piggyback Registration Statement and the terms, if any, regarding the future sale of such Registrable Securities.

6. Miscellaneous.

(a) This Subscription Agreement shall survive the death or disability of the undersigned and shall be binding upon the undersigned's heirs, executors, administrators, successors and permitted assigns.

(b) This Subscription Agreement has been duly and validly authorized, executed and delivered by the undersigned and constitutes the valid, binding and enforceable agreement of the undersigned. If this Subscription Agreement is being completed on behalf of a corporation, partnership or trust, it has been completed and executed by an authorized corporate officer, general partner or trustee.

(c) This Subscription Agreement and the documents referred to herein constitute the entire agreement between the parties hereto with respect to the subject matter hereof and together supersede all prior discussions or agreements in respect thereof.

(d) Within five (5) days after receipt of a written request from the Company, the undersigned agrees to provide such information, to execute and deliver such documents, including without limitation, the Certification of Compliance with Regulation S and the Subscriber's Questionnaire, and to take, or forbear from taking, such actions or provide such further assurances as reasonably may be necessary to correct any errors in documentation, to comply with any and all laws to which the Company is subject.

(e) The Company shall be notified immediately of any change in any of the information contained above occurring prior to the undersigned's purchase of the Shares or at any time thereafter for so long as the undersigned is a holder of the Shares.

(f) The Subscription Agreement and the rights, interests and obligations hereunder are not transferrable or assignable by the undersigned and the undersigned acknowledges and agrees that any transfer or assignment of the Shares shall be made only in accordance with all applicable laws.

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement as of the date first written above.

Subscription Amount: $1,000,000                   Residence or Business Address:


/S/___________________________
(Signature of Subscriber)